Barclays Capital Investor Solutions Survivor’s Option Summary	Free Writing Prospectus Filed Pursuant to Rule 433 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011) Registration No. 333-169119 June 17, 2011

Survivor’s Option

Summary

Subject to certain conditions, Barclays Bank PLC will repay notes prior to the maturity date following the death of the beneficial holder of such notes, provided the notes were acquired by the deceased beneficial holder at least six months prior to the date of the payment request.

What is the survivor’s option?

•      Barclays Bank PLC will repay notes prior to the maturity date following the death of the beneficial holder of the notes, provided the notes were acquired by the deceased at least six months prior to the date of the payment request.  A beneficial holder is the person who has the right (prior to such person’s death) to receive the proceeds from the sale of such notes, as well as the right to receive payment of the principal of such notes.

What if the notes are held in a joint ownership arrangement with a spouse or in a trust?

•      Subject to certain conditions and limitations, if the notes are held alongside a spouse with the right of survivorship or as joint owner, the notes will be subject to repayment by Barclays Bank PLC.  If the notes are held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfers to Minors Act or by a trustee of a trust, or by a guardian for a beneficial holder, the notes will be subject to repayment by Barclays Bank PLC if the beneficial owner of the notes dies.

Can Barclays limit the redemptions?

•      Barclays Bank PLC has the discretionary right (i) to limit the aggregate principal amount of notes accepted by it from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to 2.0% of the aggregate amount of such notes, outstanding as of the end of the most recent calendar year; and (ii) to limit to $250,000 the aggregate principal amount of such notes accepted by it from all authorized representatives of deceased beneficial owners in any calendar year.

How is the survivor’s option exercised?

•      Elections to exercise the survivor’s option will be accepted in the order they are received and approved by Barclays Bank PLC.  Notes accepted for repayment will be paid on the first interest payment date that occurs 60 or more calendar days after the date of acceptance and approval by Barclays Bank PLC.  To obtain repayment of notes pursuant to the survivor’s option, a deceased beneficial owner’s authorized representative must complete a notice and must provide certain items of information to the broker or other entity through which the beneficial interest in the notes is held by the deceased beneficial owner.

Survivor’s Option

How to Exercise Survivor’s Option

• Inform your broker that the bondholder is deceased

•     Be prepared to gather evidence satisfactory to Barclays Bank PLC that:

•  Deceased was beneficial holder of notes at time of death and for 6 months prior

•  Death has occurred

•  Representative has authority to act on behalf of deceased

•     Your broker will interact on your behalf and provide details on any restrictions

•     Refer to specific prospectus/bond documents for exact process

•     Your broker will interact with the trustee and Barclays Bank PLC on your behalf

• Your broker will deliver survivor’s option form of notice • Receive payment from your brokerage firm

Survivor’s Option

Certain Risks

THIS IS A SUMMARY OF THE SURVIVOR’S OPTION INCLUDED IN CERTAIN NOTES OFFERED BY BARCLAYS BANK PLC. FOR ADDITIONAL DETAILS REGARDING THE SURVIVOR’S OPTION, PLEASE REVIEW “DESCRIPTION OF SURVIVOR’S OPTION” IN THE RELEVANT OFFERING DOCUMENTATION.

Factors that may affect notes that include a survivor’s option. Unpredictable factors may affect notes that include a survivor’s option (the “Securities”), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Securities.

The Securities will not be secured. The Securities will be unsecured obligations of Barclays Bank PLC (“Barclays”) and are not secured debt.   Any payment to be made on the Securities, including any principal protection provided at maturity, depends on Barclays’ability to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays may affect the market value of the Securities and, in the event Barclays were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.

Secondary market. The Securities will not be listed on a national securities exchange, and Barclays is not obligated to make a market in the Securities. There may not be a secondary market for the Securities. If a secondary market exists, prices in that market may be lower than the issue price or purchase price of the Securities.

Credit risk. A decline in Barclays’ creditworthiness will reduce the market value of the Securities. If Barclays becomes insolvent it will not be able to meet its payment obligations under the Securities.

Credit ratings. A rating is not a recommendation as to Barclays’ creditworthiness or the risks, returns or suitability of the Securities. Credit ratings may be lowered or withdrawn without notice.

Interest rate risk. The Securities may carry interest rate risk. Changes in interest rates will impact the performance of the Securities. Interest rates tend to change suddenly and unpredictably.

Conflicts of interest. Barclays and its associates may act in various capacities or functions in relation to the Securities described in this presentation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.